UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38748

MOGU Inc.

Huanglong Wanke Center, 23/F

Building No. G

No. 77 Xueyuan Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Resignation and Appointment of Chief Executive Officer

HANGZHOU, China, March 17, 2023 — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, announced the resignation of Mr. Qi Chen (“Mr. Chen”) as the Chief Executive Officer of the Company (the “CEO”) due to personal reasons, effective March 17, 2023. Mr. Chen will retain his position as the chairman of the board of the directors (the “Board”).

Mr. Chen has confirmed that he has no disagreement with the Board and there is no other matter relating to his resignation as the CEO that needs to be brought to the attention of holders of securities of the Company or The New York Stock Exchange.

The Board is pleased to announce the appointment of Mr. Yiming Fan (“Mr. Fan”) as the new CEO of the Company, effective March 17, 2023.

Mr. Fan has been serving at the Company since 2014, and served as a brand director, a vice president of marketing and a general manager of business of Mogujie prior to his appointment as the CEO. At his prior position, Mr. Fan was in charge of the Company’s live video broadcast, platform operation, marketing, branding public relations and other businesses. At the same time, Mr. Fan serves as a visiting professor at Suzhou University and acted as the final judge of various international marketing communication awards. Prior to joining the Company, Mr. Fan worked at an advertising company for 5 years, which is a member of The American Association of Advertising Agencies. Mr. Fan graduated from Jiangsu Normal University, majoring in advertising.

“I want to congratulate Mr. Fan on his new role at the Company,” commented Mr. Qi Chen as the chairman of Board. “Mr. Fan is a proven business leader with a strong track record. His leadership and extensive experience will strengthen the Board and help MOGU fulfil its mission of making fashion accessible to everyone. I look forward to working with him closely as we enter the next exciting phase of our growth story.”

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

+86-571-8530-8201

ir@mogu.com

Christensen

In China

Mr. Eric Yuan

+86-10-5900-1548

eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

+1-480-614-3004

lbergkamp@christensenir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Chairman

Date: March 17, 2023